COINSHARES CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoinShares Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue, Suite 605
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Meltem Demirors (929) 308-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – *if individual, state last, first, middle name*)

232 Madison Avenue, Ste 1200 (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Meltem Demirors, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoinShares Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MDemirors
Signature

CEO
Title

Sworn before me this 23rd day of Febuary 2021

Notary Public

Chevalier Jonathan S
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CH6362431
Qualified in New York County
Commission Expires Jul. 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COINSHARES CAPITAL LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CoinShares Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoinShares Capital LLC ("the Company") as of December 31, 2020, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CoinShares Capital LLC's auditors since 2020.

Horowitz & Ullmann, PC

New York, NY
February 13, 2021

COINSHARES CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS	
Cash	$ 49,405
Prepaid expenses and other assets	2,918
TOTAL ASSETS	$ 52,323

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 4,470
MEMBER'S EQUITY	47,853
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 52,323

See independent auditor's report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

EXPENSES	
Professional fees	$ 97,203
Rent expense	13,276
Office expenses	3,678
Regulatory fees & expenses	3,143
Other expense	6,477
Total expenses	(123,777)
NET LOSS FOR THE YEAR	$ (123,777)

See independent auditor's report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (123,777)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in assets:	
Prepaid expenses and other assets	(401)
Increase in liabilities:	
Accounts payable and accrued expenses	3,845
Total adjustments	3,444
Net cash used in operating activities	(120,333)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	100,000
Net cash provided by financing activities	100,000
NET DECREASE IN CASH	(20,333)
CASH - beginning of year	69,738
CASH - end of year	$ 49,405

See independent auditor's report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY - beginning of year	$ 71,630
NET LOSS	(123,777)
CONTRIBUTIONS FROM MEMBER	100,000
MEMBER'S EQUITY - end of year	$ 47,853

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

CoinShares Capital LLC, (formerly known as "Group Capital LLC"), a single member limited liability company (the "Company"), was organized on January 15, 2014 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's business was previously limited to private placements. During 2019, all of its shares were purchased by a new owner. It is now planning to continue to operate in private placements exclusively. The Company did not generate any revenue in 2020 and has not commenced its planned principal activities and is therefore considered to be a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principle of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services. However, as explained in Note 1, the Company has not yet recognized any revenue.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent events:
Management has evaluated subsequent events through February 13, 2021, which is the date the financial statements were available to be issued.

3. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. However, for the New York City tax jurisdiction, the Company is liable for the unincorporated business tax ("UBT"), which is imposed at 4% of income as determined by New York City tax law. There is no provision for such tax for the year ended December 31, 2020 as the Company has not recognized any income since inception.

The Company follows ASC 740, "Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

As of December 31, 2020, the Company has a net operating loss carryforward of approximately $215,000 which may be offset against future taxable income.

The Company recognized a deferred tax asset totaling $8,600, as a result of its New York City net operating loss. The Company's deferred tax asset is offset by 100% of the valuation allowance. Management will assess the valuation allowance annually.

The Company's income tax return for 2019 is subject to examination by tax authorities, generally for three years after it is filed.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2020, the Company's net capital exceeds such capital requirements by $39,935 and the ratio of aggregate indebtedness of $4,470 to its net capital of $44,935 is .0995 to 1.

5. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from the member on a month-to-month basis. Rent expense for the year is $13,276.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Pursuant to the agreement, the member pays certain operating expenses on behalf of the Company, which are reimbursed by the Company to the member. During the period ended December 31, 2020, the total expenses paid by the member and allocated to the Company amounted to $29,936.

7. GOING CONCERN

The Company has not begun principal operations, as is common with a development stage company. The Company has had losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, the member of the Company has committed to provide additional capital to meet its operating expenses until it begins to generate enough revenue to cover its costs.

COINSHARES CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 47,853
Less: Nonallowable assets:	
Prepaid expenses	2,918
NET CAPITAL	44,935
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 39,935
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 4,470
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 298
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0995 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by CoinShares Capital LLC with the unaudited Form X-17A-5 Part II Filing as of December 31, 2020.

See independent auditor's report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3(e) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See independent auditor’s report and accompanying notes to financial statements.

COINSHARES CAPITAL LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EXEMPTION REPORT UNDER RULE 15C3-3

To the Member of
CoinShares Capital LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15C3-3 Exemption Report in which CoinShares Capital LLC, stated that CoinShares Capital LLC's business activities are limited to private placements of securities as an agent on a best efforts basis only, and that it has not held customer funds or securities and that CoinShares Capital LLC is a "non-covered" firm pursuant to Footnote 74 SEC Release and is therefore not subject to SEC Rule 15C3-3 for the most recent fiscal year ended December 31, 2020. CoinShares Capital LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. CoinShares Capital LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15C3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoinShares Capital LLC's declaration concerning the provision set forth in Rule 15C3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Horowitz & Ullmann, PC
New York, NY
February 13, 2021

COINSHARES CAPITAL LLC
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2020

We, as members of management of CoinShares Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEC Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities as an agent on a best efforts basis only. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2020.

CoinShares Capital LLC

By: Meltem Demirors

MDemirors

Title: CEO

February 13, 2021